Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Justin D. Hovey

Justin.Hovey@pillsburylaw.com

April 6, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Potlatch Corporation and Subsidiary Guarantors

  Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Potlatch Corporation, a Delaware corporation (the “Issuer”), and the Issuer’s subsidiary guarantors (collectively, the “Guarantors” and, together with the Issuer, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offer to exchange $150,000,000 aggregate principal amount of its 7 1/2% Senior Notes due 2019 (the “Exchange Notes”) for its outstanding 7 1/2% Senior Notes due 2019 (the “Outstanding Notes”), which were offered and sold on November 3, 2009 in a private offering. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the Registration Statement.

The Registrants are registering the Exchange Notes on the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co., Incorporated, available June 5, 1991, and Shearman & Sterling, available July 2, 1993. Please also find attached a letter from the Registrants, which makes certain representations in connection with the submission of the Registration Statement.

The filing fee for the Registration Statement in the amount of $10,695 was previously deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced Registration Statement, please contact me at (415) 983-6117.

April 6, 2010

Sincerely,

/s/ Justin D. Hovey
Justin D. Hovey

        cc: Blair W. White

[Potlatch Corporation Letterhead]

April 6, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Potlatch Corporation and Subsidiary Guarantors

  Registration Statement on Form S-4

Ladies and Gentlemen:

Potlatch Corporation, a Delaware corporation (the “Issuer”), and the Issuer’s subsidiary guarantors (collectively, the “Guarantors” and, together with the Issuer, the “Registrants”), in connection with the submission for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offer to exchange $150,000,000 aggregate principal amount of its 7 1/2% Senior Notes due 2019 (the “Exchange Notes”) for its outstanding 7 1/2% Senior Notes due 2019 (the “Outstanding Notes”) which were offered and sold on November 3, 2009 in a private offering. The Registrants are registering the Exchange Notes on the Registration Statement in reliance on the position of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital), Morgan Stanley & Co., Incorporated, available June 5, 1991, and Shearman & Sterling, available July 2, 1993, and hereby represent as follows:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrant’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purposes of secondary resale, any securityholder using the exchange offer to participate in a distribution of the Exchange Notes (i) could not rely on the Staff position enunciated in Exxon Capital or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.

No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds the Outstanding Notes acquire for its own

April 6, 2010

account as a result of market-making activities or other trading activities, and who receives the Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities: an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. The transmittal letter or similar documentation will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

Potlatch Corporation
PFHI Idaho Investment LLC
PFPC McCall Investment LLC
Potlatch Forest Holdings, Inc.
Potlatch Lake States Timberlands, LLC
Potlatch Land & Lumber, LLC
Potlatch Minnesota Timberlands, LLC
Potlatch Timberlands, LLC
Potlatch Wisconsin Timberlands, LLC

By:	/s/ Eric J. Cremers
Eric J. Cremers, Vice President

cc:	Blair W. White

Justin D. Hovey